

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES AGREEMENT TO SELL BOMBARDIER CAPITAL'S INVENTORY FINANCE DIVISION

Montréal, April 18, 2005 — Bombardier today announced an agreement to sell Bombardier Capital's Inventory Finance Division to GE Commercial Finance for cash proceeds of approximately $825 million US payable at closing and subject to customary adjustments. Bombardier Capital's inventory finance business is comprised of trade receivables in the marine, recreational products, recreational vehicles and manufactured housing industries.

The price represents a gross pre-tax premium of $225 million US over the $2.2 billion US book value of the inventory financing assets being sold and the related securitized floor plan debt and other net liabilities of the inventory financing portfolio. GE Commercial Finance will also assume, after closing, the future servicing obligations of Bombardier Capital under current public securitizations. As a result of this transaction, Bombardier Capital will reduce the recorded debt and other net liabilities related to the inventory financing business by approximately $1.6 billion US. Some 280 employees based in Colchester, Vermont and Brossard, Québec will be transferred to GE Commercial Finance.

The sale is subject to obtaining the consent of regulatory authorities and fulfilment of other customary conditions.

This transaction is the continuation of Bombardier Capital's orderly portfolio wind-down, initiated in 2001, and is in line with Bombardier's objective of maximizing shareholder value.

Bombardier Capital will continue its activities of interim financing, as well as the orderly and timely wind-down of the remaining portfolios, including railcar leasing.

GE Commercial Finance, which offers businesses around the globe an array of financial products and services, has assets of over $230 billion US and is headquartered in Stamford, Connecticut, USA. General Electric (NYSE: GE) is a diversified technology, media and financial services company dedicated to creating products that make life better. For more information, visit www.ge.com.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005 were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
Isabelle Rondeau
Director, Communications
+1 514 861-9481
www.bombardier.com